Exhibit (a)(5)(K)

MEMORANDUM OF UNDERSTANDING

WHEREAS, this Memorandum of Understanding (“MOU”) is entered into as of October 15, 2013, by and among the parties to In re Boise, Inc. Stockholder Litigation, C.A. No. 8933-VCG (the “Action”), pending before the Delaware Court of Chancery (the “Court”), to document the agreement in principle for the settlement of the Action on the terms and subject to the conditions set forth herein;

WHEREAS, on September 16, 2013, Boise Inc. (“Boise” or the “Company”) and Packaging Corporation of America (“PCA”) announced that they had entered into an Agreement and Plan of Merger, dated as of September 16, 2013 (the “Merger Agreement”), by and among PCA, Bee Acquisition Corporation (“Merger Sub”) and Boise;

WHEREAS, pursuant to the Merger Agreement, Merger Sub commenced a cash tender offer on September 26, 2013 to acquire all shares of Boise’s common stock for $12.55 per share (the “Offer”). Following the consummation of the Offer, subject to its conditions, Merger Sub will be merged with and into Boise, with Boise becoming a wholly owned subsidiary of PCA (the “Merger,” and collectively with the Offer, the “Proposed Transaction”);

WHEREAS, on September 20, 2013, Jean Ratley, a purported stockholder of Boise, filed his Verified Class Action Complaint (the “Ratley Action”), titled Ratley v. Boise, Inc., et al., C.A. No. 8933-VCG, on behalf of the public stockholders of Boise, challenging the Proposed Transaction and asserting claims against Carl A. Albert, Alexander Toeldte, Jonathan W. Berger, Jack Goldman, Heinrich R. Lenz, and Jason G. Weiss (collectively, the “Individual Defendants”), and Boise (collectively with the Individual Defendants, the “Boise Defendants”), PCA and Merger Sub (with the Boise Defendants, the “Defendants”);

WHEREAS, on September 25, 2013, DCM Multi-Manager Fund, LLC, another purported stockholder of Boise, filed its Verified Class Action Complaint (the “DCM Action”), titled DCM Multi-Manager Fund, LLC v. Boise Inc., et al., C.A. 8944-VCG, on behalf of the public stockholders of Boise, challenging the Proposed Transaction and asserting claims against Defendants;

WHEREAS, on September 27, 2013, Louisiana Municipal Police Employees’ Retirement System, another purported stockholder of Boise, filed its Verified Shareholder Class Action Complaint (the “Louisiana Action”), titled Louisiana Municipal Policy Employees’ Retirement System v. Boise Inc. et al., C.A. 8952-VCG, on behalf of the public stockholders of Boise, challenging the Proposed Transaction and asserting claims against Defendants;

WHEREAS, on September 26, 2013, Merger Sub filed with the United States Securities and Exchange Commission (the “SEC”) a Schedule TO, to commence the Offer. The Offer, subject to its conditions, would expire on October 24, 2013;

WHEREAS, on September 26, 2013, Boise filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (the “14D-9”), which, among other things, summarizes the Merger Agreement, provides an account of the events leading up to the execution of the Merger Agreement and a summary of the valuation analyses conducted by Boise’s board of directors’ financial advisor, J.P. Morgan Securities LLC (“J.P. Morgan”), and includes the Individual Defendants’ recommendation that Boise stockholders accept the Offer and tender their shares in the Offer;

WHEREAS, the Boise Defendants filed an answer to the complaint in the Ratley Action on September 26, 2013;

WHEREAS, the Boise Defendants filed an answer to the complaint in the DCM Action on September 27, 2013;

WHEREAS, DCM served the First Request for Production of Documents to All Defendants and served a subpoena on J.P. Morgan on September 27, 2013;

WHEREAS, on October 2, 2013, the Court granted the Order of Consolidation and Appointment of Leadership Structure for Plaintiffs, consolidating the Ratley Action, the DCM Action and the Louisiana Action (the “Consolidation Order”);

WHEREAS, on October 3, 2013, Plaintiffs in the Ratley, DCM and Louisiana Actions filed a Verified Consolidated Class Action Complaint (the “Consolidated Complaint”) alleging, among other things, that the Individual Defendants, aided and abetted by PCA and Merger Sub, breached their fiduciary duties in connection with the Proposed Transaction because they failed to secure the best available value for Boise stockholders, engaged in an inadequate sales process that included a failure to adequately explore strategic alternatives involving a potential sale or spin-off of the Company’s paper division and/or packaging division, and because the disclosures in the 14D-9 concerning the Proposed Transaction were materially misleading and incomplete because the 14D-9 failed to detail the separation and tax costs cited by the Individual Defendants in favoring the Proposed Transaction over a potential sale or spin-off of the Company’s paper division and/or packaging division, and failed to detail the full set of multi-year financial projections utilized in certain valuations analyses conducted by J.P. Morgan in connection with J.P. Morgan’s fairness opinion;

WHEREAS, on October 3, 2013, Plaintiffs in the Ratley, DCM and Louisiana Actions also filed a motion for expedited discovery and other proceedings (the “Expedition Motion”), and a motion for a preliminary injunction (the “Preliminary Injunction Motion”)

seeking to enjoin the Proposed Transaction based on the failure of the 14D-9 to provide certain material information to Boise stockholders, as alleged in the Consolidated Complaint;

WHEREAS, on October 4, 2013, the Boise Defendants filed an answer to the Consolidated Complaint, and also filed a motion for judgment on the pleadings pursuant to Chancery Court Rule 12(c);

WHEREAS, on October 4, 2013, Jamie Suprina, another purported stockholder of Boise, filed her Verified Class Action Complaint (the “Suprina Action”), titled Suprina v. Boise Inc. et al., C.A. 8978-VCG, on behalf of the public stockholders of Boise challenging the Proposed Transaction and asserting claims against Defendants1;

WHEREAS, on October 7, 2013, the Court scheduled an October 9, 2013 hearing on the Expedition Motion;

WHEREAS, on October 7, 2013, Defendants filed an opposition to the Expedition Motion;

WHEREAS, on October 8, 2013, PCA and Merger Sub filed a motion to dismiss the claims asserted against them in Consolidated Complaint pursuant to Chancery Court Rule 12(b)(6);

WHEREAS, the parties reached agreement as to the scope of discovery to be provided, such that the Court cancelled the October 9, 2013 hearing on the Expedition Motion;

WHEREAS, on October 14, 2013, the Court granted the Amended Order of Consolidation and Appointment of Leadership Structure for Plaintiffs, thereby consolidating the Suprina Action into the Action;

[1]	Jean Ratley, DCM Multi-Manager Fund, LLC, Louisiana Municipal Police Employees’ Retirement System, and Jamie Suprina are hereafter collectively referred to as “Plaintiffs.”

WHEREAS, counsel for the Plaintiffs in the Action have conducted discovery and undertaken other investigations relevant to the claims asserted in the Action that included consultation with a financial analyst, a review of public information pertaining to Boise and PCA, a review and analysis of internal, non-public documents of Boise and J.P. Morgan, as well as the deposition of Samuel K. Cotterell, CFO of Boise, on October 13, 2013;

WHEREAS, counsel for the parties to the Action have engaged in discussions regarding Plaintiffs’ demands for further disclosure to Boise stockholders through an amendment to the 14D-9 (the “Supplemental Disclosures”), and have held arm’s-length discussions and negotiations concerning a possible settlement of the Action based on Plaintiffs’ demands;

WHEREAS, after arm’s-length negotiations, counsel to the parties in the Action have reached an agreement-in-principle concerning the proposed settlement of the Action, which they set forth herein;

WHEREAS, in connection with settlement discussions and negotiations leading to the execution of this MOU, counsel for the parties to the Action did not discuss the appropriateness or amount of any application by counsel for the Plaintiffs for an award of attorneys’ fees and expenses before execution of this MOU;

WHEREAS, Defendants each have denied, and continue to deny, that they committed or aided and abetted the commission of any breach of fiduciary duty or any other law, or engaged in any of the wrongful acts alleged in the Action, and expressly maintain that they diligently and scrupulously complied with their fiduciary and other legal duties, to the extent such duties exist, and are entering into this MOU solely to eliminate the burden, expense, and uncertainties inherent in further litigation;

WHEREAS Plaintiffs believe that their claims have had substantial merit at all relevant times and are only agreeing to the terms set forth in this MOU because they believe that they will provide a substantial benefit to Boise stockholders and have concluded that the terms contained in this MOU are fair and adequate to Boise stockholders and that it is reasonable to pursue a settlement of the Action based upon those terms and the procedures outlined herein;

WHEREAS, Plaintiffs in the Action represent that they have owned at all relevant times and continue to own shares of Boise common stock;

NOW THEREFORE, the parties to the Action have reached an agreement in principle providing for the settlement of the Action on the terms and subject to the conditions set forth below (the “Settlement”), and the parties believe the Settlement is in the best interests of the parties and Boise public stockholders:

1. As a result of discussions between and among the parties, the parties have agreed that, in consideration for the full settlement and release of the Settled Claims (as defined below), Boise will include the Supplemental Disclosures in an amendment to the 14D-9, in the form attached hereto as Exhibit A, to be filed with the SEC and disseminated to Boise stockholders. Without admitting any wrongdoing, Defendants acknowledge that the prosecution of the Action and discussions with counsel for the Plaintiffs were the sole cause of the decision to make the supplemental disclosures reflected in Exhibit A.

2. Within two (2) business days after the execution of this MOU, counsel for the Plaintiffs shall inform the Court of the execution of this MOU, and shall request leave of the Court to present the Settlement for preliminary approval as soon as practicable following completion of any necessary confirmatory discovery.

3. Boise and the Individual Defendants will provide to counsel for the Plaintiffs such reasonable additional document and deposition discovery as is reasonably necessary for the Plaintiffs to confirm the fairness, reasonableness, and adequacy of the Settlement (“Confirmatory Discovery”), and the parties will attempt in good faith, and will seek the cooperation of their financial advisor or advisors, to complete such Confirmatory Discovery promptly.

4. No fees or expenses shall be paid to counsel for the Plaintiffs in the absence of consummation of the Proposed Transaction and approval of a complete release of all the Released Persons (as defined below) in the form set forth in Paragraph 6 herein. Notwithstanding the foregoing, if the Proposed Transaction is not consummated, or the Settlement is terminated on account of the results of Confirmatory Discovery or if the Court does not approve the Settlement, Plaintiffs reserve the right to pursue a mootness petition or petitions for attorneys’ fees and expenses in connection with any benefits which may have been afforded to Boise stockholders as a result of the Actions. Defendants reserve the right to oppose such petition. Any failure by the Court to approve, in whole or in part, any request by Plaintiffs for an award of fees and expenses will not affect the validity of the Settlement, and the approval of a fee award is not a condition to the Settlement. Defendants shall have no responsibility for, and no liability with respect to, the fee and expense allocation among Plaintiffs’ Counsel and/or any other person or entity that may assert any claim thereto.

5. Contingent upon the satisfactory completion of additional discovery and Plaintiffs’ continuing belief that the Settlement is fair, reasonable, and adequate, the parties will attempt in good faith to agree promptly upon an appropriate stipulation of settlement (the “Stipulation”) and such other documentation as may be required to obtain final approval of the

Settlement, and such Stipulation shall be executed and submitted to the Court for approval at the earliest practicable time. The Stipulation shall expressly provide that, among other things:

(a) Defendants have denied, and continue to deny, that they have committed or aided and abetted the commission of any breach of fiduciary duty or any other law or engaged in any of the wrongful acts alleged in the Action, and expressly maintain that they diligently and scrupulously complied with their fiduciary and other legal duties, to the extent such duties exist;

(b) Defendants represent that they are entering into the Stipulation solely because the Settlement would eliminate the burden, expense, and uncertainties inherent in further litigation;

(c) Counsel for the Plaintiffs believe that the Plaintiffs’ claims have merit, but recognize that the Defendants would continue to assert legal and factual defenses to their claims; and

(d) Counsel for the Plaintiffs have concluded that the Settlement is fair and adequate, and that it is reasonable to pursue the Settlement based upon the terms and procedures outlined herein.

6. The Stipulation will further provide for, among other things:

(a) Appropriate certification, for settlement purposes only, of a non-opt out class pursuant to Delaware Court of Chancery Rules 23(a), 23(b)(1) and (b)(2), defined as any and all record and beneficial holders of Boise common stock, their respective successors in interest, successors, predecessors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under, any of them, and each of them, together with their predecessors and successors and assigns, who held shares of Boise common stock (excluding defendants named in the Action and their immediate family members, any entity controlled by any of the defendants, and any successors in interest thereto) at any time between and including September 16, 2013 and the date of consummation or termination of the Proposed Transaction (the “Class”).

(b) That all proceedings in the Action, except for Settlement-related proceedings, shall be stayed until the Court rules upon a motion for final approval of the Settlement; and

(c) The entry of a judgment in an appropriate form, dismissing the Action with prejudice and barring and releasing all claims, demands, rights, actions, causes of action, liabilities, damages, losses, obligations, judgments, duties, suits, costs, expenses, matters, and issues known or unknown, contingent or absolute, suspected or unsuspected, disclosed or undisclosed, liquidated or unliquidated, matured or unmatured, accrued or unaccrued, apparent or unapparent, whether individual, direct, class, derivative, representative, legal, equitable, or any other type or in any other capacity (including but not limited to any claims arising under federal, state, foreign, or common law, including the federal securities laws and any state disclosure law), that have been or could have been, or might in the future be, asserted in any court, tribunal, or proceeding, by or on behalf of Plaintiffs or any member of the Class in their capacity as stockholders, (collectively, the “Releasing Persons”) against the Defendants or any of their families, parent entities, controlling persons, associates, affiliates, or subsidiaries and each and all of their respective past or present officers, directors, stockholders, principals, representatives, employees, attorneys, financial or investment advisors, consultants, accountants, investment bankers, commercial bankers, entities providing fairness opinions, advisors or agents, insurers, heirs, executors, trustees, general or limited partners or partnerships, limited liability companies, members, joint ventures, personal or legal representatives, estates, administrators, predecessors, successors, or assigns (collectively, the “Released Persons”) that arise out of or relate to, in whole or in part, (a) any acts, events, facts, matters, transactions, occurrences, statements, or representations, or any other matter whatsoever set forth in or otherwise related, directly or indirectly, to the allegations in the Action or any of the complaints, (b) the Offer, (c) the Merger, (d) the Merger Agreement and other transactions contemplated therein, (e) any disclosures made in connection with any of the foregoing or any purported omissions from such disclosures, and/or (f) the process leading up to and/or the negotiation of any of the foregoing (collectively, the “Settled Claims”); provided, however, that the Settled Claims shall not include any properly perfected claims for appraisal pursuant to 8 Del. C. § 262, or claims to construe or enforce the Settlement.

(d) a provision that Defendants release Plaintiffs and Plaintiffs’ Counsel from all claims arising out of the commencement, prosecution, settlement or resolution of the Actions and the Settled Claims; provided however, that Defendants shall retain the right to construe or enforce the Settlement.

7. The Stipulation will include a provision that Plaintiffs acknowledge, and the members of the Class by operation of law shall be deemed to have acknowledged, that they may discover facts in addition to or different from those now known or believed to be true by them with respect to the Settled Claims, but that it is the intention of Plaintiffs, and by operation of law the intention of the members of the Class, to completely, fully, finally and forever compromise, settle, release, discharge, extinguish, and dismiss any and all Settled Claims, known or unknown, suspected or unsuspected, contingent or absolute, accrued or unaccrued, apparent or unapparent, which now exist, or heretofore existed, or may hereafter exist, and without regard to the subsequent discovery of additional or different facts. Plaintiffs acknowledge, and the members of the Class by operation of law shall be deemed to have acknowledged, that “Unknown Claims” are expressly included in the definition of “Settled Claims,” and that such inclusion was expressly bargained for and was a key element of the Settlement and was relied upon by each and all of the Released Persons in entering into this Stipulation. “Unknown Claims” means any claim that Plaintiffs or any member of the Class does not know or suspect exists in his, her or its favor at the time of the release of the Settled Claims as against the Released Parties, including without limitation those which, if known, might have affected the decision to enter into the Settlement.

8. The Settlement is intended to extinguish all of the Settled Claims and, consistent with such intention, the Stipulation will provide that, upon final approval of the Settlement, the Releasing Persons shall waive and relinquish, or shall be deemed to have waived and relinquished, to the fullest extent permitted by law, the provisions, rights, and benefits of any state, federal, or foreign law or principle of common law, which may have the effect of limiting the release set forth above. This shall include a waiver by the Releasing Persons of any rights pursuant to section 1542 of the California Civil Code (or any similar, comparable, or equivalent provision of any federal, state, or foreign law, or principle of common law), which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

Plaintiffs acknowledge, and the members of the Class shall be deemed by operation of the entry of a final order and judgment approving the Settlement to have acknowledged, that the foregoing waiver was separately bargained for, is an integral element of the Settlement, and was relied upon by each and all of the Defendants in entering into the Settlement.

9. Unless otherwise specified here, this MOU shall not be legally binding upon any party unless and until the Stipulation is executed. The Settlement shall be subject to the approval of the Court and any appeals that may be taken with respect to such approval. Should the Stipulation not be executed or not be consummated in accordance with the terms described herein, or the Proposed Transaction not be consummated for any reason, this MOU and the Settlement contemplated herein shall be null and void and of no force and effect, and shall not be deemed to prejudice in any way the position of any party with respect to the litigation. In such event, neither the existence of this MOU nor its contents shall be admissible in evidence or shall be referred to for any purpose in the Action or in any other proceeding.

10. The provisions contained in this MOU shall not be deemed a presumption, concession, or admission by any party of any fault, liability, or wrongdoing, or lack of merit as to any facts or claims alleged or asserted in the Action or in any other action or proceeding, and shall not be interpreted, construed, deemed, invoked, offered, or received into evidence or otherwise used by any person in the Action or in any other action or proceeding, whether civil, criminal, or administrative, except in connection with any proceeding to construe or enforce the terms of the Settlement.

11. Boise or its successor(s) in interest shall pay the costs and expenses related to providing notice of the Settlement to the Class, as well as any costs and expenses related to the administration of the Settlement.

12. The parties to the Action agree to negotiate in good faith concerning an application for attorney’s fees and expenses to be made by plaintiffs’ counsel in connection with the Settlement. Any attorneys’ fees and expenses awarded by the Court will be paid by Boise, its successor(s) in interest, or the insurer.

13. Each plaintiff and his counsel represent and warrant that (i) the plaintiff is a Boise stockholder and has been a Boise stockholder at all relevant times and continued to hold their stock in Boise as of the date this MOU was signed, and (ii) none of the Settled Claims have been assigned, encumbered, or in any manner transferred in whole or in part. To the extent not provided previously, Plaintiffs shall furnish Defendants with evidence establishing Plaintiffs’ continuous ownership of Boise common stock at all times from September 16, 2013 through and including the date of consummation or termination of the Proposed Transaction.

14. Upon final approval of the Settlement, each member of the Class covenants not to sue, and each member of the Class shall be barred from suing, any Defendant or any other Released Person for any Settled Claim.

15. In entering into this MOU, Plaintiffs assume the risk of any mistake of fact or law if Plaintiffs should later discover that any fact they relied upon in entering into the Settlement is not true, or that their understanding of the facts or law was incorrect, and in such event Plaintiffs shall not be entitled to seek rescission of the Settlement, or otherwise attack the validity of the Settlement, based on any such mistake. The Settlement is intended to be final and binding upon Plaintiffs regardless of any mistake of fact or law.

16. This MOU constitutes the entire agreement among the parties with respect to the subject matter hereof, and may not be amended nor any of its provisions waived except by a writing signed by all of the parties hereto.

17. This MOU and the Settlement contemplated by it shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to conflict of laws principles.

18. This MOU may be executed in counterparts by facsimile, email, or original signature by any of the signatories hereto and as so executed shall constitute one agreement.

19. Subject to paragraph 9, this MOU shall be binding upon and shall inure to the benefit of the parties and their respective agents, successors, executors, heirs, and assigns.

DATED: October 15, 2013

ROSENTHAL, MONHAIT & GODDESS, P.A.	SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

/s/ Jessica Zeldin	/s/ Edward P. Welch

Jessica Zeldin (ID No. 3558)

919 North Market Street, Suite 1401

P.O. Box 1070

Wilmington, Delaware 19899-1070

(302) 656-4433

RIGRODSKY & LONG, P.A.

Seth D. Rigrodsky (ID No. 3147)

Brian D. Long (ID No. 4347)

Gina M. Serra (ID No. 5387)

2 Righter Parkway, Suite 120

Wilmington, Delaware 19803

(302) 295-5310

Liaison Counsel for Plaintiffs

Edward P. Welch (ID No. 671)

Jenness E. Parker (ID No. 4659)

One Rodney Square

P.O. Box 636

Wilmington, Delaware 19899-0636

(302) 651-3000

OF COUNSEL:

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

James R. Carroll

Kara E. Fay

One Beacon Street

Boston, Massachusetts 02108

(617) 573-4800

Attorneys for Defendants Boise, Inc., Carl A. Albert, Alexander Toeldte, Jonathan W. Berger, Jack Goldman, Heinrich R. Lenz, and Jason G. Weiss

OF COUNSEL:	BOUCHARD MARGULES & FRIEDLANDER, P.A.
BARRACK, RODOS & BACINE
Jeffrey W. Golan	/s/ Andre G. Bouchard
Julie B. Palley	Andre G. Bouchard (ID No. 2504)
3300 Two Commerce Square	222 Delaware Avenue
2001 Market Street	Suite 1400
Philadelphia, Pennsylvania 19103	Wilmington, Delaware 19801
(215) 963-0600	(302) 573-3510

GARDY & NOTIS, LLP	Of Counsel:
Mark C. Gardy
James S. Notis	MAYER BROWN LLP
Charles A. Germershausen	71 S. Wacker Drive
560 Sylvan Avenue, Suite 3085	Chicago, Illinois 60606
Englewood Cliffs, New Jersey 07632	(312) 782-0600
(201) 567-7377
Attorneys for Defendants Packaging Corporation of
BRODKSY & SMITH, LLC	America and Bee Acquisition Corporation
Evan J. Smith
Marc L. Ackerman
Two Bala Plaza, Suite 602
Bala Cynwyd, Pennsylvania 19004
(610) 667-6200

Co-Lead Counsel for Plaintiffs

Exhibit A

process that had been conducted. The Company Board again reviewed issues associated with various alternatives, including ~~the tax, separation costs and execution risks associated with~~, with respect to a spin-off or sale of the Company’s paper business ~~or~~, estimated one-time separation costs of approximately $100 million and, with respect to a sale of the Company’s packaging business, potential tax costs of an even greater amount. The Company Board also considered the execution risks associated with various alternatives. Among the further issues that the Company Board discussed with respect to a spin-off or sale of either the Company’s paper business or packaging business were concerns (i) that a spin-off of the Company’s paper business or a sale of the Company’s packaging business would leave the resulting paper business thinly capitalized with a highly concentrated customer base, (ii) as to the significant dis-synergies entailed in a splitting of corporate services and (iii) as to costs related to a spin-off of the Company’s paper business or sale of the Company’s packaging business, including potential additional payments to the Company’s debt holders. The Company Board also considered the potential impact on the Company’s paper business and on the paper market generally of the IP Announcement, including the Company Board’s assessment of the markets affected and the timing of such impact. The Company Board additionally took into account that the highest indication of interest that the Company received for its packaging business was approximately $1.3 billion on a debt-free basis, which did not reflect completed diligence, and that the highest indication of interest that the Company received for the Company’s paper business was approximately $500 million on a debt-free basis (which had been reduced from an initial $775 million indication following diligence by the potential acquiror), which valuation was reconfirmed after the IP Announcement. The Company Board noted that these two highest indications of interest would imply a value of $1.8 billion on a debt-free basis for the Company’s businesses, which, after adjusting for the Company’s outstanding debt, would imply a value per share of approximately $10.90 before taking into account separation and tax costs. The Company Board also noted that the expected separation and tax costs were sufficiently material that the implied aggregate value to Company stockholders from the separate sales of the Company’s paper and packaging businesses was expected to be significantly lower than the Offer Price of $12.55. Following a review of the Company Board’s fiduciary duties by a representative of Skadden, a review of the terms of the proposed merger agreement, a valuation analysis from J.P. Morgan, the rendering of an opinion by J.P. Morgan to the effect that, as of the date of such opinion, and subject to and based on the factors, assumptions, limitations and qualifications set forth therein, the $12.55 per share consideration to be received in the Offer and Merger by holders of Shares was fair, from a financial point of view, to such holders and a discussion of the proposed merger agreement and potential alternatives, the Company Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of the Company and its stockholders, (ii) adopted and approved the Merger Agreement and the transactions contemplated thereby, including that the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware and that the Merger will be consummated as soon as practicable following the consummation of the Offer, and (iii) resolved to recommend that the holders of Shares accept the Offer and tender their Shares in the Offer. Immediately following the meeting of the Company Board, the compensation committee of the Company Board reviewed the terms of, and approved, certain Company employment compensation and employee benefit arrangements with respect to the employees of the Company, as more fully described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company.”

On the morning of September 16, 2013, the Company, Parent and Purchaser executed the Merger Agreement.

Prior to the opening of the markets on September 16, 2013, the Company and Parent issued a joint press release announcing the proposed transaction. The press release is filed as Exhibit (a)(1)(G) to this Schedule 14D-9, and is hereby incorporated herein by reference.

Reasons for the Recommendation.

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that the holders of Shares accept the Offer and tender their Shares in the Offer, the Company Board considered numerous factors in consultation with the Company’s senior management, outside legal counsel and financial advisors, including the following material factors, each of which the Company Board believes supported its determinations:

•	Cash Tender Offer; Certainty of Value. The Company Board noted that the form of consideration to be paid to holders of Shares in the Offer and the Merger was all cash and considered the certainty of value and liquidity of such cash consideration.

•	Transaction Financial Terms; Premium to Market Price. The Company Board considered:

•	the fact that the Offer Price represents an approximately 26% premium to the trading price at which the Shares closed on September 13, 2013, the last trading day before the announcement of the Offer;

•	the fact that the Offer Price represents premiums of approximately 39%, 39% and 41.9% over the average trading prices for the Shares for the one-month, two-month and three-month periods ending immediately before the date of announcement of the Offer, respectively;

•	the fact that the Offer Price is approximately 17% higher than the price included in the initial proposal received from Parent on April 8, 2013 of $10.75 per Share;

•	the fact that no other potential bidder submitted an offer to acquire the Company on terms as favorable as those contained in the Offer and the Merger, with several potential bidders indicating that they could not support a valuation at the level of the Offer Price; ~~and~~

•	the fact that the highest current indication of interest for the Company’s paper business of approximately $500 million, and for the Company’s packaging business of approximately $1.3 billion, each on a debt-free basis, would have yielded significantly less aggregate value to Company stockholders than the consideration to be received in the Offer and the Merger, even before taking into account separation and tax costs associated therewith; and

•	the Company Board’s belief that, based on the history of the Company’s negotiations with Parent, it had obtained Parent’s and Purchaser’s best offer, and that, as of the date of the Merger Agreement, the Offer Price represented the highest per-Share consideration reasonably obtainable.

•	J.P. Morgan Fairness Opinion. The Company Board considered the financial presentation and opinion, dated September 15, 2013, of J.P. Morgan to the Company Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $12.55 per Share consideration to be received in the Offer and the Merger by holders of Shares (other than Parent and Purchaser and any other direct and indirect wholly-owned subsidiaries of Parent), which opinion was based on and subject to the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken as more fully described below in “— Opinion of the Company’s Financial Advisor” and as set forth in its entirety as Annex A hereto and incorporated herein by reference.

•	Financial Condition and Prospects of the Company. The Company Board considered the current and historical financial condition, results of operations, competitive position in its industry, business strategy, strategic options and prospects of the Company, as well as the Company’s financial prospects if it were to remain as an independent public company. The Company Board considered the prospective risks to the Company as a stand-alone entity, including the financial condition and prospects of the Company and execution risk associated with management’s business plan for the Company. The Company Board also discussed the benefit to the Company’s stockholders of an acquisition at a significant premium to the unaffected market price without being subject to the risks referred to above.

•	Strategic Alternatives. The Company Board considered its belief that the value offered to holders of Shares in the Offer and the Merger was more favorable to holders of Shares than the potential value of: remaining an independent public company and implementing certain changes to the Company’s operations and financing structure; spinning off the paper business into a stand-alone entity held by Company stockholders; or selling substantially all of the assets primarily related to either the paper business segment or the packaging business segment with the intention of operating the remaining business for the benefit of Company stockholders or pursuing the subsequent sale thereof. The Company actively sought proposals starting in early 2013 from multiple potential acquirers with the financial capacity to acquire either the Company as a whole or its paper business or packaging business (as more fully described above in “— Background of the Offer”).

•	Negotiations of Merger Agreement. The Company Board considered the fact that the Merger Agreement was negotiated in the context of a competitive process, at arm’s-length between the Company and Parent with the assistance of their respective legal and financial advisors.

•	Tender Offer Structure. The Company Board considered the fact that the Offer followed by the second-step Merger for the same cash consideration, utilizing Section 251(h) of the DGCL, would likely enable holders of Shares the opportunity to obtain the benefits of the transaction more quickly than in a one-step merger transaction.

•	Terms of the Merger Agreement. The Company Board believed that, taken as a whole, the provisions of the Merger Agreement were favorable to the Company’s stockholders. In particular:

•

Ability to Consider Alternative Transactions and to Terminate the Merger Agreement. The Company Board considered the provisions of the Merger Agreement that prohibit the Company from soliciting an alternate acquisition proposal from a third party, other than in accordance with the terms and subject to the conditions of the Merger Agreement. In that regard, the Company Board noted that it would be permitted to furnish non-public information to, and engage in discussions or negotiations with, any third party that submits to the

Based on the results of these analyses and other factors which it considered appropriate, J.P. Morgan applied (i) a Firm Value/EBITDA 2013E multiple range of 5.75x to 6.75x to the Company management’s projected 2013E EBITDA, (ii) a Firm Value/EBITDA 2014E multiple range of 5.00x to 6.00x to the Company management’s projected 2014E EBITDA, (iii) a Firm Value/EBITDA-CAPEX 2013E multiple range of 9.00x to 11.00x to the Company management’s projected 2013E EBITDA minus 2013E capital expenditures and (iv) a Firm Value/EBITDA-CAPEX 2014E multiple range of 7.00x to 9.00x to the Company management’s projected 2014E EBITDA minus 2014E capital expenditures. ~~This~~ These multiple ranges reflect a sum-of-the-parts methodology. The resulting valuation range is illustrative and does not take into account various costs that would be incurred in a separation of the businesses, does not reflect the price at which either of the Company’s divisions could be sold and does not reflect an assessment of the values at which either division could be expected to trade on a stand-alone public company basis.

To estimate a sum-of-the-parts trading value, J.P. Morgan considered the public trading multiples of companies considered similar to each of the Company’s paper and packaging segments. The FV/EBITDA trading multiple range incorporated an assumed multiple range for the Company’s paper division informed by the multiple of Domtar Corporation and a trading multiple range for the Company’s packaging division informed by the containerboard peer median. J.P. Morgan also considered differences in financial performance and growth prospects of the Company’s businesses and such other factors that J.P. Morgan deemed appropriate.

The percentage of EBITDA from each of the Company’s paper and packaging divisions was applied to the paper and packaging trading multiples, respectively, to generate the weighted average trading multiple ranges assumed in the analysis.

J.P. Morgan’s analysis resulted in the following implied per Share price ranges, rounded to the nearest ten cents, as compared to the per Share consideration of $12.55:

	Applicable		Implied per Share
Valuation Basis	Amount		Price Range

2013 Firm Value/ EBITDA	$325 million		$11.60	$14.70
2014 Firm Value/ EBITDA	$379 million		$11.80	$15.50
2013 Firm Value/ EBITDA-CAPEX	$180 million	(1)	$9.20	$12.70
2014 Firm Value/ EBITDA-CAPEX	$229 million	(1)	$9.00	$13.40

Note: Valuation as of September 30, 2013, assumes $678 million of net debt as of September 30, 2013, rounded to the nearest ten cents; 2013 EBITDA excludes cold outage expense at the DeRidder, Louisiana mill and other non-recurring items.

(1)	Adjusted for $37 million and $77 million of DeRidder conversion capital expenditures in 2013E and 2014E, respectively, as projected by management.

Selected Transaction Analysis

Using publicly available information, J.P. Morgan examined selected transactions involving businesses which~~, for purposes of~~ J.P. ~~Morgan’s analysis, may generally be considered similar~~Morgan judged to be sufficiently analogous to the Company’s business or aspects thereof. For each of the selected transactions, J.P. Morgan calculated, to the extent information was publicly available, the transaction value divided by the EBITDA of the target or the target business for the twelve-month period immediately preceding the announcement of the respective transaction (the “TV/LTM EBITDA”). The transactions considered, the month and year each transaction was announced, and the resulting TV/LTM EBITDA are as follows:

Transaction	TV/LTM EBITDA

Domtar Corporation’s acquisition of four Georgia-Pacific paper mills announced in April 2001	6.0x
Apollo Management LP’s acquisition of International Paper Company’s coated paper unit announced in June 2006	6.8x
Domtar Corporation’s acquisition of Weyerhaeuser’s fine paper business announced in August 2006	8.7x	(1)
NewPage Corporation’s acquisition of Stora Enso Oyj’s paper manufacturing operations in North America announced in September 2007	8.5x	(2)
Aldabra 2 Acquisition Corp.’s acquisition of Boise White Paper, L.L.C., Boise Packaging & Newsprint, L.L.C. and Boise Cascade Transportation Holdings Corp. announced in September 2007	7.0x

Transaction	TV/LTM EBITDA

Rock-Tenn Company’s acquisition of Southern Container Corp announced in February 2008	7.2x
International Paper Company’s acquisition of Weyerhaeuser’s packaging business announced in March 2008	6.9x	(3)
Kapstone Paper and Packaging Corp’s acquisition of MeadWestvaco Corporation’s Charleston Kraft Division announced in April 2008	6.0x
Rock-Tenn Company’s acquisition of Smurfit-Stone Container Corp announced in January 2011	8.4x	(4)
Smurfit Kappa Group’s acquisition of Orange County Container Group announced in September 2012	6.4x
Kapstone Paper and Packaging Corp’s acquisition of Longview Fibre Paper and Packaging, Inc. announced in June 2013	7.5x

(1)	EBITDA does not include $200 million of estimated synergies; transaction multiple of 5.7x with synergies.
(2)	EBITDA does not include $265 million of estimated synergies; transaction multiple of 4.5x with synergies.
(3)	Excludes $1.4 billion net present value of tax attributes.
(4)	Transaction value includes $0.7 billion after-tax pension liability; transaction multiple of 7.2x excluding pension liability.

None of the selected transactions reviewed was identical to the Transaction, and the transaction multiples associated with prior transactions do not purport to be reflective of the price at which the Company could be sold. Transactions involving diversified forest products companies were excluded because these companies were not judged by J.P. Morgan to be sufficiently similar to the Company’s business. Based on the results of this analysis and taking into account differences in the Company’s business and such other factors that J.P. Morgan considered appropriate, J.P. Morgan applied a TV/LTM EBITDA multiple range of 6.00x to 7.00x to the Company management’s estimate for EBITDA for the twelve months ended September 30, 2013 (“LTM EBITDA”). The analysis resulted in the following implied per Share price range, rounded to the nearest ten cents, as compared to the per Share consideration of $12.55:

	Applicable	Implied per Share
Valuation Basis	Amount	Price Range

LTM EBITDA	$310 million	$11.50	$14.50

Note: Valuation as of September 30, 2013, assumes $678 million of net debt as of September 30, 2013, rounded to the nearest ten cents; 2013 EBITDA excludes cold outage expense at the DeRidder, Louisiana mill and other non-recurring items.

Discounted Cash Flow Analysis

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining an implied fully diluted equity value per Share. J.P. Morgan calculated the unlevered free cash flows that the Company is expected to generate during fiscal years 2013 through 2022 based upon financial projections prepared by management of the Company for the fiscal years 2013 through 2015, and extrapolations of such estimates for the fiscal years 2016 through 2022. J.P. Morgan was advised by Company management that the forecasts took into account the expected effects of the Company’s strategic initiatives, both at the DeRidder, Louisiana mill and in the Company’s paper business. The extrapolations were developed by J.P. Morgan and were reviewed and approved by management of the Company. These extrapolations were based on the Company’s historical performance and on the financial performance implied by the projections from the Company’s management. J.P. Morgan also calculated a range of terminal values of the Company at the end of the ten year period ending 2022 by applying a perpetual growth rate ranging from (0.25)% to 0.25% to the unlevered free cash flow of the Company during the terminal period of the projections. J.P. Morgan chose a range of perpetual growth rates ranging from (0.25%) to 0.25% to reflect the expected growth of the Company’s free cash flow in a steady state after the year 2022. This range was established following a review of the expected long-term growth of each of the Company’s operating segments and consideration of forecasts from industry sources including RISI, Inc. J.P. Morgan estimated that the long-range growth rate for the Company’s packaging division would be approximately 1.5% and for the Company’s paper division would be approximately (3.0%). The unlevered free cash flows and the range of terminal values were discounted to present values using a range of discount rates from 8.5% to 10.5%, which were chosen by J.P. Morgan based upon an analysis of the capital structures and costs of equity and debt of the Company and its publicly traded comparable companies. In calculating the implied fully diluted equity value per Share, J.P. Morgan adjusted the implied Firm Value for the Company’s net debt and divided by the fully diluted Shares outstanding. Based on the foregoing, the analysis resulted in an implied per Share range between $9.40 and $13.80, rounded to the nearest ten cents, as compared to the per Share consideration of $12.55.

Historical Stock Price Analysis

J.P. Morgan reviewed the 52-week trading range of the Company’s stock price, which was adjusted for a special dividend of $0.72 per Share paid December 12, 2012. Specifically, the reference range, rounded to the nearest ten cents, was $6.90 to $10.00 for the 52-week trading range ended September 13, 2013. J.P. Morgan noted that this review of the 52 week trading range of the Company’s stock price was not a valuation methodology or a component of its fairness analysis but was presented merely for informational and reference purposes.

J.P. Morgan reviewed the per Share consideration of $12.55 to be paid to holders of Shares pursuant to the Merger Agreement in relation to the closing price of Shares on September 13, 2013. J.P. Morgan also reviewed the per Share consideration of $12.55 to be paid to holders of Shares pursuant to the Merger Agreement in relation to the volume-weighted average market prices (“VWAP”) of Shares during the one-month, two-month and three-month periods ended September 13, 2013. The results of this review were as follows:

Premium Analysis	Value	Premium

Premium to 9/13/2013 close	$9.96%	26.0

Premium to one-month VWAP	$9.03%	39.0

Premium to two-month VWAP	$9.03%	39.0

Premium to three-month VWAP	$8.85%	41.9

Analyst Price Targets

J.P. Morgan reviewed the price targets for Shares by certain equity research analysts, and noted that such price targets ranged from $10.50 per Share to $12.00 per Share. These targets were based on estimates published from May 5, 2013 to September 13, 2013. J.P. Morgan noted that this review of analyst price targets was not a valuation methodology or a component of its fairness analysis but was presented merely for informational and reference purposes.

General

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of the Company. In arriving at its opinion, J.P. Morgan reviewed various financial and operational metrics for the Company, including forecasts with respect to the Company, which were made available to J.P. Morgan by or on behalf of the Company. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it, except as noted above, and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed is identical to the Company and none of the selected transactions reviewed was identical to the Transaction. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as set forth in this Statement, the Company is not undertaking or engaged in any negotiations in response to the Offer which relate to:

•	a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company;

•	any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Statement, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION.

Certain Company Projections.

The Company’s management does not as a matter of course make public projections as to future performance or earnings. Given the cyclical, commodity nature of its businesses, projections for extended periods become highly speculative and unreliable. However, the Company provided, among other information, certain non-public forward-looking information concerning the Company’s anticipated operating performance ~~for fiscal years ended December 31, 2013, 2014 and 2015~~ (detailed in the “Summary Management Forecast” table below) prepared by the Company’s management to the Company Board in connection with its consideration of the Offer and the Merger, and to J.P. Morgan. The projections include the expected impact of strategic initiatives approved by the Company’s Board, including the DeRidder and International Falls initiatives announced in May 2013. The projections reflect the anticipated improvements to future financial performance as well as the required investment in capital expenditures and working capital to achieve such initiatives. Financial projections for the fiscal years 2013 through 2015 were prepared by management of the Company and financial projections for the fiscal years 2016 through 2022 (detailed in the “Summary Extrapolated Projections” table below) were extrapolated from the fiscal year 2013 through 2015 projections. These extrapolations for fiscal years 2016 through 2022, which were developed by J.P. Morgan and were reviewed and approved by management of the Company, were based on the Company’s historical performance and on the financial performance implied by the projections for fiscal years 2013 through 2015 prepared by the Company’s management. Certain of these financial projections were also provided to Parent, Purchaser and Parent’s financial advisor.

The financial projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. Since the projections cover multiple years, such information by its nature becomes less reliable with each successive year. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. All projections are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and Quarterly Report on Form 10-Q for the quarters ended March 31, 2013 and June 30, 2013. Any provisions of the Private Securities Litigation Reform Act of 1995 that may be referenced in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and Quarterly Report on Form 10-Q for the quarters ended March 31, 2013 and June 30, 2013 are not applicable to any forward looking statements made in connection with the Offer. The Company’s filings with the SEC are available at www.sec.gov.

The financial projections were prepared solely based on the Company’s internal plans and used in support of strategic planning and not with a view toward public disclosure or toward complying with generally accepted accounting principles, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The financial projections included below were prepared by the Company’s management. Neither the Company’s independent registered public accounting firm nor any other independent accountants have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance with respect to such information or its achievability. Furthermore, the financial projections may differ from publicized analyst estimates and forecasts and do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the Offer and the Merger. In addition, as the financial projections for the fiscal years 2016 through 2022 were extrapolated from the fiscal year 2013 through 2015 projections, they are inherently even more speculative than the projections for fiscal years 2013, 2014 and 2015.

It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections due to numerous risks and uncertainties, including, but not limited to, risks and uncertainties described in reports filed by the Company with the SEC under the Exchange Act, including, without limitation, under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

Readers of this Schedule 14D-9 are strongly cautioned not to place undue reliance on the financial projections set forth below. The inclusion of the projections in this Schedule 14D-9 should not be regarded as an indication that any of the Company, Purchaser, Parent or their affiliates, advisors or representatives considered or consider the projections to be predictive of actual future events, and the projections should not be relied upon as such. None of the Company, Purchaser, Parent or their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the projections and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. None of the Company, Purchaser or Parent intends to make publicly available any update or other revisions to the projections, except as required by law. None of the Company, Purchaser, Parent or their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any of the Company’s stockholders or any other person regarding the ultimate performance of the Company compared to the information contained in the projections or that forecasted results will be achieved. None of the Company, Purchaser, Parent or any of their respective affiliates or representatives makes any representation to any other person regarding the projections. The projections are not being included in this Schedule 14D-9 to influence a shareholder’s decision whether to tender his or her Shares in the Offer, but because the projections were provided to the Company Board and to J.P. Morgan.

SUMMARY MANAGEMENT FORECAST

(Amounts in Millions)

	FY 2013F(1)	FY 2014P	FY 2015P
Sales	$2,453	$2,457	$2,522
EBITDA	$325	$379	$415
Capex	$181	$227	$148
Free Cash Flow	$95	$58	$172

(1)	2013 numbers exclude one-time items and the cold outage costs at the Company’s mill in DeRidder, Louisiana

SUMMARY EXTRAPOLATED PROJECTIONS

(Amounts in Millions)

	FY 2016P	FY 2017P	FY 2018P	FY 2019P	FY 2020P	FY 2021P	FY 2022P
Sales	$2,538	$2,545	$2,531	$2,519	$2,507	$2,498	$2,489
EBITDA	$427	$429	$419	$418	$417	$416	$416
Capex	$122	$125	$124	$123	$123	$122	$122
Free Cash Flow	$190	$189	$185	$184	$182	$181	$179

Information Regarding Executive Compensation.

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation of our chief executive officer, chief financial officer and three other most highly compensated executive officers for 2012 (our “Named Executive Officers”) that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation that may become payable to our Named Executive Officers.

The Company’s Named Executive Officers will be entitled to cash payments in respect of outstanding and unvested Company Options, Company RSUs, Company Performance Unit Awards and Company Restricted Stock, as more fully described under “ — Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company.”

The Company’s Named Executive Officers are each a party to a severance agreement with Boise Paper Holdings, L.L.C. that provide severance benefits upon termination of the Named Executive Officer’s employment under certain circumstances, subject to the execution of a valid release of employment-related claims. The severance agreements also impose confidentiality